

DIVISION OF
CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

August 20, 2014

<u>Via E-Mail</u>
Mr. David M. Handler
Chief Executive Officer
Your Internet Defender, Inc.
309 Waverly Oaks Road, Suite 105
Waltham, MA 02452

> **Re: Your Internet Defender, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed August 15, 2014**
> **File No. 333-176581**

Dear Mr. Handler:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01 Form 8-K/A Filed August 15, 2014</u>

<u>Item 4.01 Changes in Accountants, page 79</u>

1. We note your disclosure under Item 4.01 that you intend to change your independent accountants to the independent accounting firm used by Corindus and will disclose this under a separate Form 8-K to be filed. It appears that the acquisition of Corindus by you was a reverse merger as the shareholders of Corindus hold the majority interest in the company after the transaction. Unless the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, a reverse acquisition always results in a change of accountants. An Item 4.01 Form 8-K should be filed within four business days of the change in accountants, which often occurs on the date the reverse merger is consummated. If a decision had not been made as to which accountant would continue as the successor auditor as of the date of filing of the Item

        2.01 Form 8-K, an Item 4.01 Form 8-K must be filed within four business days of the date the decision is made. If the decision had been made at the date the Item 2.01 Form 8-K was filed, please amend the filing to provide the required disclosure. The disclosures made should include all of the disclosures required by Item 4.01 of Form 8-K and Item 304 of Regulation S-K.

2. Please note that the disclosures required by Item 304 of Regulation S-K with respect to any changes in the <u>accounting acquirer's</u> auditor which occurred within 24 months prior to, or in any period subsequent to, the date of the acquirer's financial statements must be provided in the Form 8-K including the Item 4.01 disclosures when filed.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

               Sincerely,

               /s/ Jennifer Thompson

               Jennifer Thompson
               Accounting Branch Chief